Filed Pursuant to Rule 433

Registration No. 333-158663

This term sheet amends and restates the term sheet filed on May 27, 2009 in its entirety.

Subject to Completion

Preliminary Term Sheet dated May 28, 2009

The MITTS® are being offered by Bank of America Corporation (“BAC”). The MITTS will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the MITTS involves a number of risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page S-12 of product supplement MITTS-3.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S, its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”), and Banc of America Investment Services, Inc. (“BAI”) is acting as our selling agent. Each of MLPF&S and First Republic is acting in its capacity as principal, and BAI will use its best efforts to sell the MITTS.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Selling discount (1)	$0.25	$
Proceeds, before expenses, to Bank of America Corporation	$9.75	$

(1)	The public offering price and selling discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively.

*Depending on the date the MITTS® are priced for initial sale to the public (the “pricing date”), which may be in June or July 2009, the settlement date may occur in June or July 2009 and the maturity date may occur in June or July 2013. Any reference in this term sheet to the month in which the pricing date, the settlement date or the maturity date will occur is subject to change as specified above.

“MITTS®” and “Market Index Target-Term Securities®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.

“Dow Jones,” “UBS,” “Dow Jones-UBS Commodity IndexSM-Excess Return” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS”), as the case may be, and have been licensed for use by us for certain purposes. The MITTS are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS, or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the MITTS.

Merrill Lynch & Co.		Banc of America Investment Services, Inc.

June , 2009

                         Units

Market Index Target-Term Securities®

Linked to the Dow Jones-UBS Commodity IndexSM-Excess Return,

due June    , 2013

$10 principal amount per unit

Term Sheet No.

Market Index Target-Term Securities®

Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	June , 2009 June , 2009 June , 2013

•      100% participation in increases in the level of the Dow Jones-UBS Commodity IndexSM-Excess Return (formerly known as the Dow Jones-AIG Commodity IndexSM-Excess Return), subject to a cap of between 70% and 90%

•      A maturity of approximately 4 years

•      100% principal protected at maturity

•      No periodic interest payments

•      No listing on any securities exchange

•      This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME

MARKET PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM-Excess Return, due June     , 2013 (the “MITTS”), are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC. The MITTS provide investors with a 100% participation rate in increases in the level of the Dow Jones-UBS Commodity IndexSM-Excess Return (the “Index”) from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined during the Maturity Valuation Period, subject to a maximum return of 70% to 90% over the Original Offering Price. Investors must be willing to forgo interest payments on the MITTS and be willing to accept a return that is capped.

As of May 6, 2009, UBS completed its previously announced acquisition of AIG Financial Product Corp’s (“AIG”) commodity index business. As a result, the market measure to which the MITTS are linked, the Dow Jones-AIG Commodity IndexSM-Excess Return, has been re-branded as the Dow Jones-UBS Commodity IndexSM-Excess Return. Dow Jones has indicated that the Dow Jones-UBS Commodity IndexSM-Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM-Excess Return, and will take the same form and format as the Dow Jones-AIG Commodity IndexSM -Excess Return.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-3.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Base Value:	$10 per unit
Term:	Approximately 4 years
Market Measure:	Dow Jones-UBS Commodity IndexSM-Excess Return (Index symbol “DJUBS”)
Starting Value:	The closing level of the Index on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as described more fully below in “Other Terms of the MITTS” on page TS-7 of this term sheet. The Starting Value will be set forth in the final term sheet made available in connection with sales of the MITTS.
Ending Value:	The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement MITTS-3.
Capped Value:	$17.00 to $19.00 per unit of the MITTS, which represents a return of 70% to 90% over the $10 Original Offering Price. The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined as of the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.
Participation Rate:	100%
Minimum Redemption Amount:	$10.00 per unit
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption

Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based upon the Participation Rate of 100% and a hypothetical Capped Value of $18.00 (an 80.00% return), the midpoint of the Capped Value range of $17.00 to $19.00. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity based upon the Participation Rate of 100%, the Base Value of $10.00 (per unit), a hypothetical Starting Value of 120.202, which was the closing level of the Index on May 14, 2009, the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $18.00 (per unit), the midpoint of the range of $17.00 and $19.00:

Example 1 — The hypothetical Ending Value is 90% of the hypothetical Starting Value:

Hypothetical Starting Value:	120.202
Hypothetical Ending Value:	108.182

Redemption Amount (per unit) = $10.00 (The Redemption Amount cannot be less than the $10.00 Minimum Redemption Amount.)

Example 2 — The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value:	120.202
Hypothetical Ending Value:	156.263

Redemption Amount = $10 +	[	$10 × 100% x	(156.263 - 120.202)	]	= $13.00
120.202

Redemption Amount (per unit) = $13.00

Example 3 — The hypothetical Ending Value is 210% of the hypothetical Starting Value:

Hypothetical Starting Value:	120.202
Hypothetical Ending Value:	252.424

Redemption Amount = $10 +	[	$10 × 100% x	(252.424 - 120.202)	]	= $21.00
120.202

Redemption Amount (per unit) = $18.00 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 120.202 (the closing level of the Index on May 14, 2009) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to two decimal places);
▪	the total rate of return to holders of the MITTS;
▪	the pretax annualized rate of return to holders of the MITTS; and
▪	the pretax annualized rate of return of a hypothetical investment in the components of the Index.

The table below reflects the Participation Rate of 100%, the Base Value of $10.00 (per unit), the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $18.00 (per unit), the midpoint of the range of $17.00 to $19.00.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the MITTS	Pretax Annualized Rate of Return on the MITTS(1)	Pretax Annualized Rate of Return of the Components Included in the Index(1)(2)
60.101	-50.00%	10.00	0.00%	0.00%	-16.61%
72.121	-40.00%	10.00	0.00%	0.00%	-12.38%
84.141	-30.00%	10.00	0.00%	0.00%	-8.73%
96.162	-20.00%	10.00	0.00%	0.00%	-5.51%
108.182	-10.00%	10.00	0.00%	0.00%	-2.62%
114.192	-5.00%	10.00	0.00%	0.00%	-1.28%
117.197	-2.50%	10.00	0.00%	0.00%	-0.63%
120.202(3)	0.00%	10.00(4)	0.00%	0.00%	0.00%
123.207	2.50%	10.25	2.50%	0.62%	0.62%
126.212	5.00%	10.50	5.00%	1.23%	1.22%
132.222	10.00%	11.00	10.00%	2.40%	2.40%
144.242	20.00%	12.00	20.00%	4.62%	4.61%
156.263	30.00%	13.00	30.00%	6.68%	6.67%
168.283	40.00%	14.00	40.00%	8.60%	8.60%
180.303	50.00%	15.00	50.00%	10.41%	10.41%
192.323	60.00%	16.00	60.00%	12.12%	12.11%
204.343	70.00%	17.00(5)	70.00%	13.74%	13.73%
216.364	80.00%	18.00	80.00%	15.27%	15.26%
228.384	90.00%	18.00	80.00%	15.27%	16.72%
240.404	100.00%	18.00	80.00%	15.27%	18.11%
252.424	110.00%	18.00	80.00%	15.27%	19.45%
264.444	120.00%	18.00	80.00%	15.27%	20.73%
276.465	130.00%	18.00	80.00%	15.27%	21.96%
288.485	140.00%	18.00	80.00%	15.27%	23.15%
300.505	150.00%	18.00	80.00%	15.27%	24.29%
312.525	160.00%	18.00	80.00%	15.27%	25.39%
324.545	170.00%	18.00	80.00%	15.27%	26.46%
336.566	180.00%	18.00	80.00%	15.27%	27.49%
348.586	190.00%	18.00	80.00%	15.27%	28.49%
360.606	200.00%	18.00	80.00%	15.27%	29.46%
372.626	210.00%	18.00	80.00%	15.27%	30.41%

(1)	The annualized rate of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from May 19, 2009 to May 17, 2013, a term expected to be similar to that of the MITTS.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the components of the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, which was the closing level of the Index on May 14, 2009. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

(4)	The Redemption Amount will not be less than the Minimum Redemption Amount of $10.00 per unit of the MITTS.

(5)	The Redemption Amount per unit of the MITTS cannot exceed the hypothetical Capped Value of $18.00 (the midpoint of the range of $17.00 to $19.00). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

An investment in the MITTS involves significant risks. The following is a list of certain of the risks involved in investing in the MITTS. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections included in product supplement MITTS-3 and MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your return on the MITTS, if any, is limited to the return represented by the Capped Value.

▪	Your investment return may be less than a comparable investment directly in the Index or its components (the “Index Commodities”).

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	A trading market is not expected to develop for your MITTS.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	Dow Jones and UBS may adjust the Index in a way that affects its level, and Dow Jones and UBS have no obligation to consider your interests.

▪	Ownership of the MITTS will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪

If you attempt to sell the MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Payments on your MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	The prices of the Index Commodities may change unpredictably, affecting the value of your MITTS in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Commodities and related futures markets may adversely affect the value of the MITTS.

▪	The MITTS will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the MITTS and their market value.

▪	Our business activities relating to Index Commodities may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	You should consider the tax consequences of investing in the MITTS.

Additional Risk Factors

The MITTS are linked to the Dow Jones-UBS Commodity IndexSM-Excess Return and not the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity IndexSM-Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM-Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the MITTS are linked to the Dow Jones-UBS Commodity IndexSM-Excess Return and not the Dow Jones-UBS Commodity Index Total ReturnSM, the Redemption Amount will not reflect this total return feature.

Risks associated with the Index may adversely affect the market price of the MITTS. Because the MITTS are linked to the Index, which reflects the return on futures contracts on different exchange-traded physical commodities, it will be less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the MITTS could be subject to greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Dow Jones and UBS may not discover every discrepancy. Finally, subject to the minimum/maximum diversification limits, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy, metals, livestock, grains, and softs. As a result, an investment in the MITTS may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Dow Jones-UBS Commodity IndexSM-Excess Return—Annual Reweighting and Rebalancing of the Index.”

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November.

This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

Trading and other transactions by UBS and Dow Jones in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index. UBS and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and Dow Jones and UBS and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the MITTS into consideration at any time.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS may be zero if the level of the Index is unchanged or decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our perceived creditworthiness.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the MITTS to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 70% and 90% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

Other Terms of the MITTS

The provisions of this section supersede and replace the information related to the determination of the Initial Market Measure Value set forth in the section “Description of MITTS—Market Disruption Events—Commodity-Based Market Measures that Are Not Exchange Traded Funds” set forth in product supplement MITTS-3:

In the event a Market Disruption Event occurs on the pricing date, the calculation agent will establish an initial value for the Index (the “Initial Index Value”) and the “Starting Value” using the following calculation:

(1)	With respect to each commodity or futures contract, the value of which is tracked by the Index and which is not affected by the Market Disruption Event (an “Unaffected Commodity Component”), both the Initial Index Value and the Starting Value will be based on the exchange published settlement price of such Unaffected Commodity Component on the pricing date.

(2)	With respect to each commodity or futures contract, the value of which is tracked by the Index and which is affected by a Market Disruption Event (an “Affected Commodity Component”):

a.	The calculation agent will establish the Initial Index Value on the pricing date based on (i) the above-referenced settlement price of each Unaffected Commodity Component and (ii) the last exchange published settlement price for each Affected Commodity Component on the pricing date.

b.	The calculation agent will adjust the Initial Index Value for purposes of determining the Starting Value based on the exchange published settlement price of each Affected Commodity Component on the first Market Measure Business Day following the pricing date if no Market Disruption Event occurs with respect to such Affected Commodity Component on that day. In the event that a Market Disruption Event occurs with respect to any Affected Commodity Component on the first scheduled Market Measure Business Day following the pricing date, the calculation agent (not later than the close of business in New York, New York on that day) will estimate the price of such Affected Commodity Component used to determine the Starting Value in a manner that the calculation agent considers commercially reasonable under the circumstances.

c.	The final term sheet will set forth the Initial Index Value, a brief statement of the facts relating to the establishment of the Initial Index Value (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3)	The calculation agent will determine the Initial Index Value by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above using the then current method for calculating the Index. The exchange on which a commodity or futures contract, the value of which is tracked by the Index, is traded for purposes of the above definition means the exchange used to value such contract for the calculation of the Index.

Other Provisions

We may deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the MITTS occurs more than three business days from the pricing date, purchasers who wish to trade MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S, First Republic, and BAI, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. MLPF&S and First Republic will purchase the MITTS as principal, while BAI will use its best efforts to sell the MITTS. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S, First Republic, and BAI may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S, First Republic, and BAI may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Dow Jones-UBS Commodity IndexSM-Excess Return

Acquisition by UBS

As of May 6, 2009, UBS completed its previously announced acquisition of AIG’s commodity index business, including AIG’s rights to the Index. As a result, the market measure to which the MITTS are linked, the Dow Jones-AIG Commodity IndexSM-Excess Return, has been re-branded as the Dow Jones-UBS Commodity IndexSM-Excess Return. The Dow Jones-UBS Commodity IndexSM-Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM-Excess Return, and will take the same form and format as the Dow Jones-AIG Commodity IndexSM-Excess Return.

Dow Jones also announced that, until the close of business on June 18, 2009, it will publish all Dow Jones-AIG Commodity Indices and Dow Jones-UBS Commodity Indices under two ticker symbols - the Dow Jones-AIG version and the new Dow Jones-UBS version. The Index symbols are DJAIG for the Dow Jones-AIG Commodity IndexSM-Excess Return and DJUBS for the Dow Jones-UBS Commodity IndexSM-Excess Return. After June 18, 2009, the DJAIG ticker symbol will no longer be published.

General

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components have been derived from publicly available sources. The information reflects the policies of Dow Jones and UBS as stated in those sources, and these policies are subject to change at the discretion of Dow Jones and UBS. Neither we, the calculation agent, nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a proprietary index that provides a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. There are 23 futures contracts on physical commodities eligible for inclusion in the Index (each, an “Index Component”). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 23 commodities that are eligible for inclusion in the Index (the “Index Commodities”) are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 Index Commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contacts for Each Index Commodity.” The actual Index Commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-UBS Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and UBS at any time. Currently, Dow Jones publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-UBS Business Day on Bloomberg, L.P., under the symbol “DJUBS”.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS for each Index Commodity. With the exception of several LME contracts, where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, UBS selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, UBS will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	6.50%	LME	25 metric tons

Coffee	Coffee “C” cents/pound	2.99%	NYBOT	37,500 lbs

Copper (2)	Copper cents/pound	9.80%	COMEX	25,000 lbs

Corn	Corn cents/bushel	5.49%	CBOT	5,000 bushels

Cotton	Cotton cents/pound	2.46%	NYBOT	50,000 lbs

Crude Oil	Light, Sweet Crude Oil $/barrel	15.02%	NYMEX	1,000 barrels

Gold	Gold $/troy oz.	8.24%	COMEX	100 troy oz.

Heating Oil	Heating Oil cents/gallon	3.19%	NYMEX	42,000 gallons

Live Cattle	Live Cattle cents/pound	4.08%	CME	40,000 lbs

Lean Hogs	Lean Hogs cents/pound	2.41%	CME	40,000 lbs

Natural Gas	Henry Hub Natural Gas $/mmbtu	7.05%	NYMEX	10,000 mmbtu

Nickel	Primary Nickel $/metric ton	2.71%	LME	6 metric tons

Silver	Silver cents/troy oz.	3.18%	COMEX	5,000 troy oz.

Soybeans	Soybeans cents/bushel	8.02%	CBOT	5,000 bushels

Soybean Oil	Soybean Oil cents/pound	2.88%	CBOT	60,000 lbs

Sugar	World Sugar No. 11 cents/pound	3.55%	NYBOT	112,000 lbs

Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	4.82%	NYMEX	42,000 gallons

Wheat	Wheat cents/bushel	4.16%	CBOT	5,000 bushels

Zinc	Special High Grade Zinc $/metric ton	3.44%	LME	25 metric tons

(1)	Reflects the approximate weightings as of April 30, 2009 of the nineteen commodities currently included in the Index.

(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities are assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of April 30, 2009 are as follows:

Commodity Group:	Commodities:	Index Weighting by Commodity Group as of April 30, 2009(1):
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	30.08%

Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc	22.45%

Grains	Corn Soybeans Soybean Oil Wheat	20.55%

Livestock	Lean Hogs Live Cattle	6.49%

Softs	Cocoa Coffee Cotton Sugar	9.00%

Precious Metals	Gold Silver Platinum	11.42%

(1)	Reflects the rounded weightings of the six Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2009, as well as their respective Commodity Index Multipliers for 2009:

Index Commodity	2009 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.115420380
Coffee	68.100845940
Copper	126.467801040
Corn	35.938858790
Cotton	119.454917530
Crude Oil	7.592336320
Gold	0.244395540
Heating Oil	61.493914290
Lean Hogs	98.757229960
Live Cattle	130.707755740
Natural Gas	52.957386400
Nickel	0.006139090
Silver	6.811632160
Soybeans	20.082708710
Soybean Oil	208.464754610
Sugar	653.655142790
Unleaded Gasoline	86.611391080
Wheat	20.461483020
Zinc	0.063917040

Index Supervisory and Advisory Committees

Prior to January 1, 2007, an Index oversight committee (the “Oversight Committee”) reviewed and approved procedures for calculating the Index. Effective January 1, 2007, however, Dow Jones and AIG replaced the Oversight Committee with a two-tier oversight structure comprised of an Index Supervisory Committee (the “Supervisory Committee”) and the Advisory Committee in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by Dow Jones, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index will be determined each year in June by UBS under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July following such meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	No single commodity may constitute more than 15% of the Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through April 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the MITTS. On May 14, 2009, the closing level of the Index was 120.202.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones and UBS licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by Dow Jones and UBS, in connection with certain products, including the MITTS.

The license agreement provides that the following language must be set forth in this term sheet:

The MITTS are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS, UBS Securities LLC (“UBS Securities”), or any of their subsidiaries or affiliates. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the MITTS or any member of the public regarding the advisability of investing in securities or commodities generally or in the MITTS particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index which is determined, composed, and calculated by Dow Jones in conjunction with UBS Securities without regard to us or the MITTS. Dow Jones and UBS Securities have no obligation to take our needs or the needs of the owners of the MITTS into consideration in determining, composing, or calculating the Index. None of Dow Jones, UBS, UBS Securities, or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the MITTS to be issued or in the determination or calculation of the equation by which the MITTS are to be converted into cash. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the MITTS, in connection with the administration, marketing, or trading of the MITTS. Notwithstanding the foregoing, UBS, UBS Securities, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the MITTS, but which may be similar to and competitive with the MITTS. In addition, UBS, UBS Securities, and their subsidiaries and affiliates actively trade commodities, commodity indexes, and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options, and derivatives which are linked to the performance of such commodities, commodity indexes, and commodity futures. It is possible that this trading activity will affect the level of the Dow Jones-UBS Commodity IndexSM and the value of the MITTS.

This term sheet relates only to the MITTS and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the MITTS should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates. The information in this term sheet regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the MITTS. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE MITTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS, UBS SECURITIES AND US.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•

Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-3, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-3.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the MITTS at maturity will depend on the performance of the Index. Accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS. Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Hypothetical Tax Accrual Table. The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 5.19% per annum (compounded annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the MITTS as if the MITTS had been issued on June 26, 2009 and were scheduled to mature on June 28, 2013. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $12.2467 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on MITTS as of End of Accrual Period (per Unit of the MITTS)
June 26, 2009 to December 31, 2009	$0.2667	$0.2667
January 1, 2010 to December 31, 2010	$0.5328	$0.7995
January 1, 2011 to December 31, 2011	$0.5605	$1.3600
January 1, 2012 to December 31, 2012	$0.5896	$1.9496
January 1, 2013 to June 28, 2013	$0.2971	$2.2467

   Hypothetical Projected Redemption Amount = $12.2467 per unit of the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-3.

Additional Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-3 dated May 27, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509119151/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.